Exhibit 99.2

September 2, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Dear Sirs,

Re: Immediate Report Regarding Entering into Credit Facility Agreements

Gazit-Globe Ltd. (the “Company”) is pleased to report that it has entered into credit facility agreements with two foreign banks in an aggregate amount of U.S.$ 284.5 million, and also that it intends to enter into an agreement with a local bank for the partial reduction of a credit facility, such that the Company’s credit facilities will not change in a material amount, as follows:

1.	On September 1, 2015, wholly-owned subsidiaries of the Company entered into two credit facility agreements with Citibank N.A. (“Citibank”), for a period of three years, in an amount of U.S.$ 170 million and C$ 52 million (in total, U.S.$ 210 million). The credit agreements replace the previous agreements between the aforementioned subsidiaries and Citibank, while extending their term and increasing the amount of the credit extended thereunder (prior to amending the credit facilities their overall amount was U.S.$ 85 million and C$ 52 million). The credit facilities bear interest at LIBOR or CDOR, plus a fixed spread.

Moreover, the credit facilities are secured by a pledge on some of the subsidiaries’ shares held by the Company – Equity One, Inc. (“EQY”), First Capital Realty Inc. (“FCR”), Citcon Oyj. (“CTY”), which as of the date of execution the minimal pledge required shall be 9.2 million EQY shares, 7.0 million FCR shares, and 40.4 million CTY shares, as well as a guarantee from the Company and the wholly-owned subsidiaries (limited to the amount of the pledged shares). The agreement stipulates restrictions in relation to the maximum quantity of shares that may be pledged to secure the credit.

Pursuant to the credit agreements, the ratio of the amount of the debt utilized under the facilities to the value of the collateral (based on average market value) shall not exceed 57.5% (in relation to the agreement in an amount of U.S.$ 170 million that is secured by the EQY and CTY shares) and shall not exceed 60% (in relation to the agreement in an amount of C$ 52 million that is secured by the FCR shares).

The agreements include customary costs for granting the credit, for its early repayment (including in relation to events at the wholly-owned subsidiaries, as detailed above), including: a change of control in the subsidiaries, certain material legal proceedings (including in connection with liquidation, receivership, asset realization proceedings and execution orders), cessation of trade in the subsidiaries’ shares, a merger, and so forth. In addition, the agreements include a cross-default mechanism where immediate repayment is called for of another debt in an amount of not less than U.S.$ 50 million or of another debt that is secured by EQY, FCR or CTY shares. There is also a cross-default mechanism that applies to the existing credit facilities and the utilization ratio between them also has to be maintained.

2.	In parallel, additional wholly-owned subsidiaries of the Company have entered into a credit facility agreement in an amount of U.S.$ 75 million with another foreign bank, for a period of 30 months, which is also secured by EQY, FCR andCTY shares.

3.	It should also be noted that, in parallel with entering into the aforementioned agreements, the Company is working with Bank Leumi LeIsrael Ltd. and a foreign bank owned by the latter (collectively, “Leumi”) to reduce its credit facility from Leumi (that is described in section 19.2.4 of the Company’s annual report for the year ended December 31, 20141). In the course thereof, the parties have contracted to revise the aforesaid credit facility agreement which is secured, in addition to other collateral, by a pledge on some of the EQY shares owned by the Company, representing the Company’s controlling interest in EQY, whereby the minimum quantity of EQY shares that the Company shall pledge in favor of Leumi has been reduced to 15% of the issued and paid-up share capital of EQY (17% on a fully diluted basis), instead of 20% on a fully diluted basis as prescribed in the original agreement. Once the credit line with Leumi has been reduced, the Company will issue an additional immediate report.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

[1]	Please see the Company’s annual report for the year 2014, which was furnished to the Securities and Exchange Commission as Exhibit 99.1 to the Current Report on a Form 6-K on March 26, 2015.